January 13, 2006

FOR IMMEDIATE RELEASE

PEACE ARCH ENTERTAINMENT GROUP

REPORTS FISCAL 2006 FIRST QUARTER RESULTS

TORONTO, ONT. – Peace Arch Entertainment Group Inc. (AMEX: PAE; TSX: PAE.LV ; www.peacearch.com ) today announced results for its fiscal first quarter, the three-month period ended November 30, 2005.

The Company’s revenue totalled $0.9 million for the quarter, compared with $3.1 million for the fiscal first quarter of the prior year.  Peace Arch reported a net loss of $0.7 million, or $0.04 per diluted share for the three months ended November 30, 2005, compared to a net loss of $0.6 million, or $0.03 per diluted share for the comparable fiscal '05 period.

The decrease in revenues compared to the same period of the prior year reflects the timing of the recognition of presale revenues only recognized upon completion and delivery of a motion picture.  As an emerging entertainment company in the film and television industries, Peace Arch’s quarterly results tend to be ‘clumpy’, which is dependent upon the number and timing of projects completed and delivered during a given period.

Peace Arch has announced new films , television series renewals and pilots as well as appointments of experienced industry executives in recent months.  Management expects the positive impact of these developments to be reflected in its operating results during fiscal ‘06.

Recent news:

➢

Peace Arch received favorable news from the American Stock Exchange (Amex) that the Company was in compliance with the Exchange’s continued listing standards.  This was in response to a letter that Peace Arch had received from the Amex on February 10, 2004.

➢

Peace Arch’s Series I Preferred Shareholders exercised 1,435,897 Preferred Share Purchase Warrants to purchase 1,435,897 Series II Preference Shares at a price of U.S. $0.50 per share, resulting in $717,948 in proceeds to the Company.

Fiscal Q1 highlights:

➢

The Company has worldwide distribution rights to “Delirious,” a romantic comedy starring Steve Buscemi, Michael Pitt, Alison Lohman and Gina Gershon, which has now completed filming in New York City.

➢

Peace Arch acquired worldwide distribution rights to, “Guantanamero” starring Rupert Evans, Sir Derek Jacobi and Natalie Verbeke, which has now completed filming.

➢

Peace Arch formed a new genre division, Archetype Films, to package, finance and distribute action, horror, thriller and science fiction films. The division has packaged and financed four pictures which it will distribute worldwide: - “Heartstopper” starring Robert Englund, “Warriors of Terra” starring Edward Furlong, “The Last Sect” with David Carradine and “5ive Girls” with Ron Perlman of which principal photography was completed on “Heartstopper” and “Warriors of Terra”.

➢

The Company was in production on two television series – a pilot for a new series for Food Network Canada , and “ Homemade Inc., ” a documentary series exploring food entrepreneurs and food product innovation .  Each is scheduled for delivery during the 2006 calendar year.

➢

Peace Arch factual television subsidiary The Eyes Project Development Corp. (www.theeyes.ca) delivered “Fantasy Lands Asia,” a documentary examining the latest trends in theme park design, engineering and construction in the Asia Pacific region.  The film illustrates similarities as well as differences that define theme parks and attractions as culturally and ethnically appropriate to their geographic locale.

For full Financial Statements, Note Disclosure and MD&A, please refer to the Company’s filings, which are available at: www.sedar.com and www.sec.gov/edgar.

Peace Arch Entertainment Group Inc. (www.peacearch.com) develops, produces and acquires feature films and television programming that it licenses to theatrical, home video and television distributors throughout the world.

This press release includes statements that may constitute forward-looking statements, usually containing the words “believe,” “estimate,” ”project,” “expect,” or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company’s products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company’s periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

Contacts:

Nicole Spracklin Peace Arch Entertainment Group Inc. (416) 487-0377 (ext. 237) nspracklin@peacearch.com	Robert Rinderman Jaffoni & Collins Incorporated (212) 835-8500 PAE@jcir.com

Peace Arch Entertainment Group Inc.

Consolidated Balance Sheets

(expressed in thousands of Canadian dollars)

	November 30 2005 $	August 31 2005 $
	(unaudited)	(audited)
Assets

Cash and cash equivalents	519	1,428

Accounts and other receivables	10,545	13,022

Investment in film and television programming	19,524	15,559

Prepaid expenses and deposits	132	163

Property and equipment	411	399

Restricted term deposits	19,669	20,597

	50,800	51,168

Liabilities

Production loans	17,963	16,038

Accounts payable and accrued liabilities	3,773	4,519

Deferred revenue	606	523

Obligation to issue shares	142	142

Revenue guarantee obligation	19,669	20,597

	42,153	41,819

Shareholders’ Equity

Capital stock	9,889	9,889

Contributed surplus	2,398	2,342

Warrants	693	693

Other paid-in capital	680	680

Deficit	(5,013)	(4,255)

	8,647	9,349

	50,800	51,168

Peace Arch Entertainment Group Inc.

Consolidated Statements of Operations

(unaudited)

(expressed in thousands of Canadian dollars, except per share amounts)

	Three Months Ended November 30, 2005 $	Three Months Ended November 30, 2004 $

Revenue	909	3,098

Expenses
Amortization of investment in film and television programming and other production costs	832	2,933
Selling, general and administrative	1,020	839

	1,852	3,772

Loss from operations before the undernoted	(943)	(674)

Interest income	252	259
Interest expense	(430)	(338)
Other amortization	(20)	(4)
Foreign exchange gain	409	55
Gain on sale of asset	33	-
Recovery of selling, general and administration expenses	-	119

Loss before income taxes	(699)	(583)

Income tax recovery	-	-

Net loss for the period	(699)	(583)

Net loss per common share

Basic	(0.04)	(0.03)

Diluted	(0.04)	(0.03)

Peace Arch Entertainment Group Inc.

Consolidated Statements of Deficit

(unaudited)

(expressed in thousands of Canadian dollars)

	Three Months Ended November 30, 2005 $	Three Months Ended November 30, 2004 $

Deficit - Beginning of period As previously reported	(4,255)	(35,442)

Preferred stock dividend	(59)	-
Net loss for the period	(699)	(583)

Deficit - End of period	(5,013)	(36,025)

Peace Arch Entertainment Group Inc.

Consolidated Cash Flow Statements

(unaudited)

(expressed in thousands of Canadian dollars)

	Three Months Ended November 30, 2005 $	Three Months Ended November 30, 2004 $

Cash flows from operating activities
Net loss for the period	(699)	(583)
Items not affecting cash
Amortization of film and television programming	539	2,836
Other amortization	20	4
Gain on sale of asset	(33)	-
Stock based compensation	56	-
Investment in film and television programming	(4,503)	(410)
Changes in non-cash operating working capital	1,877	(4,193)

	(2,743)	(2,346)

Cash flows from investing activities
Property and equipment purchases	(32)	(22)

	(32)	(22)

Cash flows from financing activities
Payment of preferred stock dividends	(59)	-
Issuance of production loans	6,438	3,623
Repayment of production loans	(4,513)	(1,868)

	1,866	1,755

Decrease in cash and cash equivalents	(909)	(613)

Cash and cash equivalents - Beginning of period	1,428	1,484

Cash and cash equivalents - End of period	519	871

Supplemental cash flow information
Interest paid	577	244

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